The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 FEB -8 AM 8:14

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

SUPPL

By Airmail

2nd January, 2002.

Attn: Filing Desk - Stop 1-4



02002993

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th December 2001, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd January 2002 advising of an award made under the EMI Senior Executive Incentive Plan by The EMI Group General Employee Benefit Trust (" EBT"), in which the Company's Executive Directors and other employees of the EMI Group have a potential interest, and that the Trustee of the EBT has withheld shares in respect of tax liabilities arising from the award made on 2nd January 2002.

Yours faithfully,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

2nd January, 2002.

AVS Security No: 060172

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group Trustees (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 2nd January 2002 (received by fax) that it awarded today to a former employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan a total of 22,458 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 4,941 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 5,265,995 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary